Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

October 5, 2021

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Variable Rate Preferred & Income Fund
File Numbers: 333-256744; 811-23704

Dear Ms. Larkin:

This letter responds to the comments contained in the letter dated July 1, 2021, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Variable Rate Preferred & Income Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter.

General

1.

Comment:    Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please contact us to discuss how to provide us with copies of such materials.

Response:    The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering.

Ms. Lisa N. Larkin

October 5, 2021

Registration Statement Outside Front Cover Page, Page II

2.

Comment: In the third line of the paragraph titled, “Investment Policies,” disclosure states, “The Fund will invest at least 50% of its Managed Assets in securities that, at the time of investment, are rated investment grade (rated BBB/Baa or higher) or are unrated but judged to be of comparable quality by the Fund’s sub-adviser.” Please add disclosure that clarifies how much the Fund intends to invest in below-investment grade securities.

Response: The Registrant notes that based on the aforementioned policy the Fund may invest up to 50% of its Managed Assets in below-investment grade securities. The Registrant believes that its existing disclosure is appropriate because: (1) the Fund’s intended investment in below investment grade securities may be 0% to 50%, depending on market conditions, (2) the Registrant believes that it is clear from the stated policy that, by implication, up to 50% of the Fund’s Managed Assets may be invested in below investment grade securities and (3) the proper disclosure for below investment grade securities is present throughout the registration statement, including on the cover and prominent risk disclosure.

However, the Registrant has added in the following disclosure to the prospectus to clarify the Fund’s current investment intent for investment grade securities:

Currently, based on prevailing market conditions, the Fund intends to invest at least 60% of its Managed Assets in securities that are rated investment grade quality.

As a result, the Fund currently intends to invest no more than 40% of its Managed Assets in below investment grade securities, based on prevailing market conditions.

3.

Comment: In the third line of the paragraph titled, “Investment Policies,” disclosure states, “Additionally, the Fund will invest more than 25% of its Managed Assets in the securities of companies principally engaged in financial services.” Disclosure here and throughout the registration statement (e.g., page 50 regarding “Investment Policies,” page 82 regarding “Concentration and Financial Services Sector Risk,” page 8 of the Statement of Additional Information regarding “Investment Restrictions”) refers variously to the Fund concentrating in “financial services” and that “financial services” is a sector or an industry. It is therefore difficult to understand what the Fund’s policy is regarding concentration in an industry.

Response: The Registrant has revised the disclosure throughout to refer to the “financial services sector.”

4.

Comment: In the twelfth line of the paragraph titled, “Leverage,” disclosure states, “In addition, the Fund may use derivatives that have the economic effect of leverage.” Please tell us how the Fund calculates its derivative positions for purposes of meeting the Fund’s 80% test.

Response: The Registrant notes that all derivatives will be valued at their market value, and not their notional value, for purposes of calculating net assets of the Fund plus the amount of any borrowings for investment purposes and for purposes of testing the Registrant’s compliance with investment policies that use net assets of the Fund plus the amount of any borrowings for investment purposes in the denominator.

PROSPECTUS

Prospectus Summary – Portfolio Contents, pages [2-7]

Ms. Lisa N. Larkin

October 5, 2021

5.

Comment: In the third line of the fourth paragraph, disclosure states, “The retail segment is typified by $25 par value exchange-traded securities and the institutional segment is typified by $1,000 par value OTC securities. Both $25 and $1,000 par value securities are often callable at par value, typically at least five years after their original issuance date.” Please revise this disclosure using plain English.

Response:    The Registrant has revised the disclosure as follows:

“The retail segment is typified by $25 par value exchange-traded securities, which trade on exchanges such as the New York Stock Exchange and the institutional segment is typified by $1,000 par value OTC securities. Typically, most $25 par value exchange-traded securities have fixed-rate coupon structures, while the institutional segment of $1,000 par securities are variable-rate securities. Both $25 and $1,000 par value securities are often callable at par value, typically at least five years after their original issuance date (i.e., the issuer has the right to call in or redeem the preferred security at a pre-set price after a specified date).”

6.

Comment: In the second line, disclosure states, “Additional types of equity securities (other than preferred securities) in which the Fund may invest include convertible securities (discussed below), real estate investment trusts (“REITs”), warrants, rights, depositary receipts (which reference ownership of underlying non-U.S. securities) and other types of securities with equity characteristics.” Please specify the “other types of securities with equity characteristics.”

Response: The Registrant notes that the types of equity securities that the Fund anticipates could be a principal investment are currently listed. However, the term “other types of securities with equity characteristics” is intended to address new types of equity security created in the future. Further, the Registrant notes that the word “include” indicates that this list is not intended to be exhaustive. For the above mentioned reasons, the Registrant does not believe that the “other types of securities with equity characteristics” needs to be further specified.

Prospectus Summary – Investment Policies, pages [7-10]

7.	Comment: In the second line of the second paragraph, disclosure refers to “IMF.” Please define the term.

Response:    The Registrant has defined the term “IMF” in the prospectus as follows:

“For purposes of the limitations on emerging market investments, the Fund considers a country an emerging market country based on the determination of an international organization, such as the International Monetary Fund (“IMF”), or an unaffiliated, recognized financial data provider.”

Prospectus Summary – Special Risk Considerations, pages [18-46]

Ms. Lisa N. Larkin

October 5, 2021

8.

Comment: In the first line, disclosure states, “In certain circumstances, an issuer of preferred securities may redeem the securities at par prior to their stated maturity date.” Please revise this sentence using plain English.

Response: The Registrant has revised this disclosure as follows:

“In certain circumstances, an issuer of preferred securities may redeem the securities at par prior to their stated maturity date (i.e., the issuer has the right to call in or redeem the preferred security at a pre-set price after a specified date).”

9.

Comment: In the third line, disclosure states, “CoCos generally provide for mandatory conversion into the common stock of the issuer or a write-down of the principal amount or value of the CoCos upon the occurrence of certain “triggers.” These triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. Equity conversion or principal write- down features are tailored to the issuer and its regulatory requirements and, unlike traditional convertible securities, conversions are not voluntary.” Please revise this disclosure using plain English.

Response: The Registrant respectfully submits that this disclosure is written in plain English for an investor to comprehend, however, the Registrant has revised the disclosure as follows to provide more clarity as to the occurrence of the “trigger” events present in CoCos:

“Contingent capital securities or contingent convertible securities (sometimes referred to as “CoCos”) are hybrid securities, issued primarily by European financial institutions to help fulfill their capital requirements, which present similar risks to debt securities and convertible securities but have loss absorption mechanisms benefitting the issuer built into their terms. CoCos are a form of hybrid security that are intended to either convert into equity or have their principal written down upon the occurrence of certain loss absorption mechanism “triggers.” ~~CoCos generally provide for mandatory conversion into the common stock of the issuer or a write-down of the principal amount or value of the CoCos upon the occurrence of certain “triggers.”~~ These triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability and financial condition (e.g., a decrease in the issuer’s capital ratio) as a going-concern. When an issuer’s capital ratio falls below a specified trigger level, or in a regulator’s discretion depending on the regulator’s judgment about the issuer’s solvency prospects, a CoCo may be written down, written off or converted into an equity security. Equity conversion or principal write- down features are tailored to the issuer and its regulatory requirements and, unlike traditional convertible

Ms. Lisa N. Larkin

October 5, 2021

securities, conversions are not voluntary and are not intended to benefit the investor.”

Prospectus – Summary of Fund Expenses, pages [47-48]

10.

Comment: Earlier disclosure refers to the Fund’s use of various swaps as a principal investment strategy. If the Fund will derive its returns principally from swaps, please include a footnote to the fee table disclosing the cost of investing in swaps. The footnote should explain that the embedded cost of the swaps, and the operating expenses of any reference assets, are indirect expenses of the Fund that are not included in either the fee table or the expense example. Please also provide an estimate of such costs, as a percentage of Fund assets for the most recent fiscal year.

Response:    The Fund will not derive its returns principally from swaps. Accordingly, no additional disclosure is necessary.

Prospectus – Risks, pages [76-101]

11.

Comment: In the first line of the second paragraph, disclosure states, “Additionally, the Fund may be exposed to certain debt securities risks through its sukuk investments.” This is the first mention of sukuk investments. Please add disclosure about sukuk investments to the strategy section, and ensure that there is enough detail for the reader to have a basis to understand the disclosure here.

Response: The Registrant has added disclosure relating to sukuk investments to the “Emerging Market Issuers” disclosure located in “Portfolio Composition and Other Information,” which is consistent with other Nuveen funds in the complex, as follows:

Emerging Market Issuers

The Fund will invest in investments of emerging market issuers. The Fund considers a country an emerging market country based on the determination of an international organization, such as the IMF, or an unaffiliated, recognized financial data provider.

The Fund’s emerging market debt investments may also include secured loans, unsecured loans, senior loans, second lien loans, subordinated debt and sukuk debt instruments.

Sukuk are certificates structured to comply with Sharia law and its investment principles. These certificates usually represent the beneficial ownership interest in a portfolio of eligible existing or future tangible or intangible assets (“underlying assets”). In a typical sukuk, a special purpose vehicle (“SPV”) issues certificates to investors in exchange for their capital.

Ms. Lisa N. Larkin

October 5, 2021

The SPV transfers the capital to or for the benefit of the entity that is raising the capital (the “obligor”) in exchange for the underlying assets of the obligor that are held in trust by the SPV. The obligor is obligated, usually through a series of contracts, to make periodic payments to investors through the SPV over a specified period of time and a final payment to investors through the SPV on a date certain. Obligors of sukuk include financial institutions and corporations, foreign governments and agencies of foreign governments, including issuers in emerging markets.

12.

Comment:    In the first line of the first paragraph, disclosure states, “The Fund may invest in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund. In Nuveen Fund Advisors’ and Nuveen Asset Management’s discretion, the Fund may enter into a separate shortfall and forbearance agreement with the third party granting liquidity to the floating rate security holders of the special purpose trust.” Please revise this disclosure using plain English.

Response: The Registrant has revised this disclosure as follows:

“The Fund may invest in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund (i.e., the Fund typically bears the risk of loss with respect to any liquidity shortfall). In Nuveen Fund Advisors’ and Nuveen Asset Management’s discretion, the Fund may enter into a separate shortfall and forbearance agreement with the third party granting liquidity to the floating rate security holders of the special purpose trust. Such an agreement would require the Fund to reimburse the third party granting liquidity to the floating rate security holders of the special purpose trust, upon termination of the trust issuing the inverse floater, the difference between the liquidation value of the securities held in the trust and the principal amount due to the holders of floating rate interests. In such instances, the Fund may be at risk of loss that exceeds its investment in the inverse floating rate securities. See “Portfolio Composition and Other Information – Inverse Floating Rate Securities.” The Fund may enter into such recourse agreements (i) when the liquidity provider to the special purpose trust requires such an agreement because the level of leverage in the special purpose trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the special purpose trust in the event that the security held in the trust has declined in value. ~~Such an agreement would require the Fund to reimburse the third party granting liquidity to the floating rate security holders of the special purpose trust, upon termination of the trust issuing the inverse floater, the difference between the liquidation~~

Ms. Lisa N. Larkin

October 5, 2021

~~value of the securities held in the trust and the principal amount due to the holders of floating rate interests. In such instances, the Fund may be at risk of loss that exceeds its investment in the inverse floating rate securities.~~

Prospectus – Description of Shares and Debt – Preferred Shares, pages [108-109]

13.

Comment: If applicable, please discuss any limitations or restrictions on the Fund if dividend payments are past due. Please also disclose any restrictions on paying dividends. See Item 10.1.b. of Form N-2.

Response: The Registrant notes that Item 10.1.b of Form N-2 provides, “state whether there are any restrictions on the Registrant while there is an arrearage in the payment of dividends or sinking fund installments, and, if so, concisely describe the restrictions.” In accordance with this requirement, the Registrant confirms that any such restrictions are already disclosed in the “Preferred Shares” disclosure, the “Voting Rights” subsection of the “Preferred Shares” disclosure and the “Common Shares” disclosure of section of the Prospectus entitled “Description of Shares and Debt,” which align with the requirements in Section 18 of the 1940 Act and are replicated below:

Preferred Shares Disclosure:

“Any Preferred Shares issued by the Fund will have priority over the Common Shares. For so long as any Preferred Shares are outstanding, the Fund will not: (1) declare or pay any dividend or other distribution (other than a dividend or distribution paid in Common Shares) in respect of the Common Shares, (2) call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares, or (3) pay any proceeds of the liquidation of the Fund in respect of the Common Shares, unless, in each case, (A) immediately thereafter, the Fund shall be in compliance with the 200% asset coverage limitations set forth under the 1940 Act after deducting the amount of such dividend or other distribution or redemption or purchase price or liquidation proceeds and (B) all cumulative dividends and other distributions of shares of all series of Preferred Shares of the Fund due on or prior to the date of the applicable dividend, distribution, redemption, purchase or acquisition shall have been declared and paid.”

Voting Rights Disclosure:

“In addition, if at any time dividends on the Fund’s outstanding Preferred Shares would be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding Preferred Shares, voting as a separate class, would be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment.”

Common Shares Disclosure:

“If the Fund issues Preferred Shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued

Ms. Lisa N. Larkin

October 5, 2021

dividends on Preferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions. The Fund pays monthly dividends, typically on the first business day of the following month.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, page [8]

14.

Comment: Regarding the fourth investment restriction, the Fund’s concentration policy appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Response: As noted in response to Comment 3, the disclosure has been revised to clarify that the Fund will invest in securities of companies principally engaged in the financial services sector. As such, the Fund has revised the fourth investment restriction as follows:

Investment Restriction:

“(4) Invest more than 25% of its total assets in securities of issuers in any one industry or group of related industries, except the Fund will invest at least 25% of its Managed Assets in the securities of companies principally engaged in the financial services sector ~~other than the financial services industry~~; provided, however that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term “issuer” shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation”

PART C

Item 25: Financial Statements and Exhibits

15.

Comment: Please confirm that the Fund’s By-laws do not substantively differ from the By-laws of the existing Nuveen closed-end funds regarding mandatory arbitration, control share acquisitions, jury trial waiver, exclusive forum, and derivative actions.

Response: The Registrant confirms that the Fund’s By-laws do not substantively differ from the By-laws of the existing Nuveen closed-end funds regarding control share acquisitions, jury trial waiver, exclusive forum, and derivative actions. Please note that

Ms. Lisa N. Larkin

October 5, 2021

neither the Fund’s By-laws nor the By-laws of existing Nuveen closed-end funds provide for mandatory arbitration.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

J. Corriero

K. Hardy